

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 13, 2011

Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) On December 13, 2011, Raymond M. Beebe announced plans to retire as Vice President, General Counsel and Secretary of Winnebago Industries, Inc. (the "Company"), effective on or about June 1, 2012.

(d) As previously reported on a Form 8-K filed by the Company on October 18, 2011, Joseph W. England has retired from the Board of Directors of the Company, effective December 14, 2011. On December 14, 2011, the Board of Directors appointed Gerald C. Kitch, whose term as a Class III director expired on December 13, 2011, to fill out the unexpired portion of Mr. England's term as a Class I director. Mr. Kitch will continue to serve as the Chairman of the Board's Human Resources Committee and as a member of the Nominating and Governance Committee. Mr. Kitch's compensation, tenure as a director of the Company and his business experience can be found in the Company's Proxy Statement for the Annual Meeting of Shareholders held on December 13, 2011 and such information is incorporated by reference herein.

Item 5.07   Submission of Matters to a Vote of Security Holders.

The Company held its annual meeting of shareholders (the "Annual Meeting") on December 13, 2011. At the Annual Meeting, the Company's shareholders were asked to vote on four proposals: (1) the election of three Class III directors, (2) the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending August 25, 2012, (3) the advisory approval of executive compensation and (4) the advisory approval on the frequency of an executive compensation shareholder advisory vote. The results of the shareholder vote are set forth below.

Item 1 - Election of Directors.

The shareholders elected three nominees, Robert J. Olson, Randy J. Potts and Mark T. Schroepfer, as Class III directors to hold office until the annual meeting of shareholders to be held following the Company's 2014 fiscal year and until his respective successor is duly elected and qualified. Information as to the vote on each director standing for election is provided below:

Name	Votes For	Votes Withheld	Abstentions	Broker Non-Votes
Robert J. Olson	22,111,837	239,257	—	3,577,225
Randy J. Potts	22,218,448	132,646	—	3,577,225
Mark T. Schroepfer	22,221,921	129,173	—	3,577,225

Item 2 - Ratification of the Appointment of Independent Registered Public Accountants for the Fiscal Year Ending August 25, 2012.

Shareholders ratified the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending August 25, 2012, as set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
25,771,447	131,447	25,425	—

Item 3 - Proposal for an Advisory Vote on Executive Compensation (the "Say on Pay" Vote).

The Company's shareholders approved, on an advisory basis, the compensation of certain executives as disclosed in the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures in the definitive proxy statement relating to the Annual Meeting, as set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
21,931,227	276,822	143,045	3,577,225

Item 4 - Proposal for an Advisory Vote on the Frequency of "Say on Pay" Votes.

The Company's shareholders approved, on an advisory basis, the holding of a shareholder advisory vote on executive compensation every year, as set forth below:

Every Year	Every Two Years	Every Three Years	Abstentions	Broker Non-Votes
20,098,909	29,584	2,079,967	142,634	3,577,225

Based on these voting results, and consistent with the recommendation of the Company's Board of Directors, the Board has determined that the Company will hold a shareholder advisory vote on the compensation of the Company's named executive officers, as set forth in the Company's proxy statement, every year until the Board decides to hold the next shareholder advisory vote on the frequency of such executive compensation advisory votes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: December 16, 2011   By: /s/ Randy J. Potts
                            Name: Randy J. Potts
                            Title: Chief Executive Officer and President